

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Gregory Quarles
Chief Executive Officer
Applied Energetics, Inc.
480 W Ruthrauff Road, Suite 140Q
Tucson, AZ 85705

> **Re: Applied Energetics, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1 on Form S-3**
> **Filed March 18, 2021**
> **File No. 333-231885**

Dear Mr. Quarles:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing